1-07259



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02036476

March 21, 2002

Mark Shaw
Senior Attorney
Southwest Airlines Co.
P.O. Box 36611
Dallas, TX 75235-1611

Act	1934
Section	
Rule	14A-8
Public Availability	3/21/2002

Re: Southwest Airlines Co.
Incoming letter dated January 18, 2002

Dear Mr. Shaw:

This is in response to your letter dated January 18, 2002 concerning the shareholder proposal submitted to Southwest Airlines by Harvey Ladd and Rila Ladd. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Harvey Ladd and Rila Ladd
1308 S. Lakeshore Drive
Rockwall, TX 75087-4220


SOUTHWEST

SOUTHWEST AIRLINES CO.

Mark Shaw
Senior Attorney
P.O. Box 36611
Dallas, Texas 75235-1611
(214) 792-6000
Facsimile: (214) 792-6200

January 18, 2002

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Harvey Ladd and Rila Ladd for Inclusion in the Southwest Airlines Co. 2002 Proxy Statement

Dear Sir or Madam:

Southwest Airlines Co. ("Southwest Airlines" or the "Company") has received a shareholder proposal (the "Proposal") from Harvey Ladd and Rila Ladd for inclusion in the proxy materials for its Annual Meeting of Shareholders scheduled for May 15, 2002. Southwest Airlines requests that the Staff of the Division of Corporation Finance confirm that it will not recommend to the Commission any enforcement action in respect of the Company's omission of the Proposal from its proxy materials. In support of this request and pursuant to Securities Exchange Act Rule 14a-8(j)(2), we are filing six copies of this letter, to each of which is attached as Appendix A a copy of the Proposal. To the extent that any reasons for omission stated in this letter are based upon matters of law, this letter will serve as the supporting opinion of counsel.

We believe the Proposal is excludable on substantive grounds. The Proposal requests that the Board of Directors of the Company institute a dividend reinvestment plan. The Company believes that the proposal may be omitted pursuant to Rule 14a-8(i)(7), which allows omission of a proposal that relates to "the company's ordinary business operations."

The Staff has agreed on many occasions that a proposal to institute a dividend reinvestment plan is a matter relating to the ordinary business of a corporation and, as such, may be omitted under Rule 14a-8(i)(7). Recently, in *Colorado Business Bankshares, Inc.* (March 14, 2001), the Staff determined that a proposal relating to the adoption of a dividend reinvestment plan was excludable under Rule 14a-8(i)(7). The Staff has taken similar positions in, for example, *Citigroup Inc.* (February 7, 2001) and *La Quinta Inns, Inc.* (January 26, 1998).

For the foregoing reason, we believe that the Proposal may be omitted from the Company's 2002 proxy statement and we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (214) 792-6143.

Very truly yours,



Mark R. Shaw

cc: Mr. Harvey Ladd and Mrs. Rila Ladd

SHAREHOLDER PROPOSAL

Harvey Ladd and Rila Ladd, Joint Tenants, 1308 S. Lakeshore Drive, Rockwall, Texas 75087-4220, owning 1003 shares of Common Stock of the Company have given notice they intend to present for action at the annual meeting, the following resolution:

RESOLVED: That the Shareholders of Southwest Airlines recommend that the Board of Directors take the necessary steps to institute a Shareholder Direct Reinvestment Plan so shareholders may have the opportunity to allow reinvestment of dividends and/or purchase of additional shares of stock directly through the company or their transfer agent.

Currently, Buy & Hold Corporation is the representative for SWA for direct stock purchases through the Internet only. This eliminates participation of shareholders without a computer. Their charge is $6.99 per month to participate, which allows for dividend reinvestment and two free trades per month plus $2.99 for each additional stock purchase. However, for smaller shareholders who wish to reinvest dividends only, the cost to them is $83.88 per year for continuing participation.

Hundreds of large corporations such as General Electric, Exxon-Mobil, Intel, Johnson & Johnson, Johnson Controls, Kimberly Clark, Texas Instruments and TXU Corporation all offer direct reinvestment plans with no service fee for reinvestment of dividends nor additional purchases. Other large corporations offer reinvestment programs with no fee for reinvestment of dividends, but with a small fee for minimum purchases of additional stock. There are no monthly or annual enrollment charges.

The Board of Directors is urged to formulate a Direct Reinvestment Program to enable shareholders to participate. When approved, SWA will arrange to transfer stock holdings from Buy & Hold to the new re-investment plan with no charge to shareholders.

If you agree, please mark your proxy FOR this resolution.

APPENDIX A

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 21, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Southwest Airlines Co.
Incoming letter dated January 18, 2002

The proposal requests that the company institute a dividend reinvestment plan.

There appears to be some basis for your view that Southwest Airlines may exclude the proposal under rule 14a-8(i)(7) as relating to Southwest Airlines' ordinary business operations (i.e., the adoption of a dividend reinvestment plan). Accordingly, we will not recommend enforcement action to the Commission if Southwest Airlines omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Keir Devon Gumbs
Special Counsel